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TORONTO OFFICE:

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22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone : 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free : 1.844.364.1830

Tanzanian Gold Announces Closing of Sale of $3,850,000 in Common Shares

FOR IMMEDIATE RELEASE December 18, 2019

TORONTO, December 18, 2019 (GLOBENEWSWIRE) – Tanzanian Gold Corporation’s (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce that it has completed the sale of 6,695,652 common shares raising $3,850,000, in the aggregate as previously announced in its press release of December 16, 2019.

Tanzanian Gold Corporation has over the past twelve months successfully executed a professionally designed and managed pathway with our development at the Buckreef Project. As demonstrated by our news releases and presentations throughout 2019, the Company has undertaken the Buckreef mine development in a manner rarely seen in the junior mining sector. The Company believes that Gold mines in general and, more specifically Tier One Gold Mines, are not found they are made.

Mr. James E. Sinclair Executive Chairman commented “Financings of this nature are imperative for us for the development at the Buckreef Project. We believe that previous financings, as well as this one, have added fundamental value to the Buckreef Project, Company and its shareholders. The capital raised is designed to have immediate impact as it addresses the needs that we have as a Company to build a mine. That’s what we plan to do right here and what we will continue to do. We are extremely pleased to have completed this important transaction at this juncture with R.F. Lafferty, who has proven to be an excellent, ethical and valued partner in our process of mine building. I can say without reservation that our Company stands at the best fundamental position we have ever known”.

Respectfully Submitted, “James E. Sinclair”

James E. Sinclair Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward- looking statements and forward-looking information can be identified using words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, ,occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef, the timing and the results of the proposed drilling program.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or  information  will  prove   to   be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following:, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Form 20-F Annual Report for the fiscal year ended August 31, 2019 as filed with the SEC on December 2, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward- looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.